UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Vital Therapies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92847R104

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92847R104

1.	NAMES OF REPORTING PERSONS KCK Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	sole voting power 2,334,150 (See Item 4(a))
	6.	shared voting power 0
	7.	sole dispositive power 2,334,150 (See Item 4(a))
	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 2,334,150 (See Item 4(a))
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 7.7% (See Item 4(a) and 4(b))
12.	type of Reporting Person OO

Page 2 of 6 Pages

Item 1.

(a)	Name of issuer:

Vital Therapies, Inc.

(b)	Address of issuer’s principal executive offices:

15010 Avenue of Science, Suite 200

San Diego, California 92128

Item 2.

(a)	Name of person filing:

KCK Ltd.

(b)	Address or principal business office or, if none, residence:

KCK Ltd. A/C KCK Ltd.

OMC Chambers

Wickhams Cay1, Road Town

Tortola VG1110

British Virgin Islands

(c)	Citizenship:

British Virgin Islands

(d)	Title of class of securities:

Common stock

(e)	CUSIP No.:

92847R104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

(Page 3 of 6 Pages)

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,334,150 shares of common stock *

(b)	Percent of class:

7.7% (based on 30,425,686 shares of common stock outstanding as of the close of business on October 31, 2015, as reported by the issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2015)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

2,334,150 shares of common stock*

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

2,334,150 shares of common stock*

(iv)	Shared power to dispose or to direct the disposition of

0

*	KCK Ltd., through a board of directors consisting of three or more persons, has sole voting and investment power with respect to the shares of common stock held by KCK Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

(Page 4 of 6 Pages)

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

KCK Ltd.

/s/ Antoine Sacy
Antoine Sacy, Director

(Page 6 of 6 Pages)